Filed by European Aeronautic Defence & Space Company N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: European Aeronautic Defence & Space Company N.V. and BAE Systems plc

Commission File No.: 001-_________

Date:  September 12, 2012

EADS  Announcement

NOT  FOR  RELEASE  OR  PUBLICATION  OR  DISTRIBUTION,  DIRECTLY  OR  INDIRECTLY (IN  WHOLE  OR  IN  PART)  IN,  INTO  OR  FROM  ANY  JURISDICTION  WHERE  TO  DO  SO WOULD  CONSTITUTE  A  VIOLATION  OF  THE  RELEVANT  LAWS  OF  ANY  JURISDICTION

Response  to  BAE  Systems  plc  Announcement

Leiden,    12    September    2012    –    Further    to    recent    speculation    and    to BAE    Systems´    plc’s    announcement    today,    EADS    NV    confirms    it   is    in discussions   regarding   a  possible   combination   of   the   BAE   Systems   plc   and EADS   NV   businesses   as   described   in   BAE   Systems   plc’s   announcement attached  below.

The  possible  combination  is  subject,  amongst  other  things,  to  the  approval  of the  Board  of  EADS  and  there  can  be  no  certainty  that  these  discussions  will lead to  a  transaction.   A  further  announcement  will  be  made  as  appropriate.

About  EADS

EADS  is  a global  leader  in  aerospace,  defence  and  related  services.  In  2011,  the  Group  – comprising   Airbus,  Astrium,  Cassidian  and  Eurocopter   –  generated  revenues  of  €  49.1  billion and  employed  a  workforce  of  over  133,000.

Contacts: For  Media:

Rainer  Ohler,  Head  of  Group  Communications                                Tel:  +33  (0)5  81  91  81  38

Martin  Agüera,  Interim  Head  of  Media  Relations                              Tel:  +49  (0)89  607  34735

Matthieu  Duvelleroy/Jacques  Rocca,  Media  Relations  France        Tel:  +33  (0)1  42  24  24  25

For  Investors:

Philippe  Balducchi,  Head  of  Investor  Relations                                Tel:  +33  (0)1  42  24  28  00

Julie  Kitcher,  Institutionals  and  analysts                                                  Tel:  +33  (0)1  42  24  26  36
www.eads.com

www.eads.com/broadcastroom

This  document  does  not  constitute  an  offer  for  sale  of  any  securities  or  an  offer  or  an  invitation to  purchase  any  such  securities  in  the  United  States.  The  securities  referred  to  herein  may  not be  offered  or  sold  in  the  United  States  absent  registration  under  the  US  Securities  Act  of  1933, as  amended  (the  “Securities  Act”),  or  another  exemption  from,  or  in  a  transaction  not  subject  to, the  registration  requirements  of  the  Securities  Act.  Any  public  offering  of  securities  to  be  made in  the  United  States  will  be  made  by  means  of  a  prospectus  satisfying  applicable  requirements that  may  be  obtained  from  EADS  or  BAE  Systems,  as  applicable,  and  that  will  contain  detailed information   about   EADS   and   BAE   Systems   and   their   respective   management,   as   well   as financial  statements.   To  the  extent  an  exemption from  registration under  the  Securities Act is not  available  for  any  offering  of  securities  by  either  EADS  or  BAE  Systems,  such  offering  will  be registered  under  the  Securities  Act.  If and  when  the  parties  enter  into  a  definitive  agreement, transaction   documents   will  be  made   available   to  EADS   and   BAE   Systems   shareholders   by EADS   and   BAE   Systems   and,   if  required,   will  either   be  furnished   to  or  filed   with  the   SEC. Holders   of  BAE  Systems   securities   or  of  EADS   securities   who  are  US  persons   or  who  are located   in  the   United   States   are   urged   to  read   such   documents   if  and   when   they   become available  before  they  make  any  decision  with  respect  to  any  combination  transaction.  If such documents  are  furnished  or  filed  with  the  SEC,  they  will  be  available  free  of  charge  at  the  SEC's web  site  at  www.sec.gov.  Nothing  in  this  document  shall  be  deemed  an  acknowledgement that any  SEC  filing  is  required   or  that  an  offer  requiring  registration   under  the  Securities   Act  may  ever  occur  in  connection  with  the  possible  business  combination  transaction  described  herein.”

BAE  SYSTEMS  ANNOUNCEMENT

THIS  ANNOUNCEMENT  DOES  NOT  CONSTITUTE  AN  ANNOUNCEMENT  OF

A FIRM  INTENTION  TO  MAKE  AN  OFFER  UNDER  RULE  2.7  OF  THE  CITY  CODE  ON TAKEOVERS  AND  MERGERS.  THERE  CAN  BE  NO  CERTAINTY  THAT  A TRANSACTION  WILL  BE  IMPLEMENTED.

NOT  FOR  RELEASE  OR  PUBLICATION  OR  DISTRIBUTION,  DIRECTLY  OR  INDIRECTLY (IN  WHOLE  OR  IN  PART)  IN,  INTO  OR  FROM  ANY  JURISDICTION  WHERE  TO  DO  SO WOULD  CONSTITUTE  A  VIOLATION  OF  THE  RELEVANT  LAWS  OF  ANY  JURISDICTION.

12  September  2012

RESPONSE  TO  SHARE  PRICE  MOVEMENT

Further  to the recent  movement  in BAE  Systems’  share  price,  BAE  Systems  plc (BAE  Systems)  and  EADS  N.V.  (EADS)  confirm  that  they  are  in discussions regarding   a  possible   combination   of   their   businesses.   This   potential combination   would   be   implemented   through   the   creation   of   a   dual   listed company  structure,  under  which  both  companies  would  operate  as  one  group by  means  of  equalisation  and  other  agreements  but  would  be  separately  listed on their  existing  exchanges.

The  discussions  between  the  parties  envisage  that  BAE  Systems  shareholders would   own   40%   and   EADS   shareholders   60%   respectively   of  the  enlarged group.  It  is  contemplated  that  there  would  be  a  unified  board  and  management structure   with   identical   boards   and   executive   committees   at   each   of   BAE Systems  and  EADS.

BAE  Systems  and  EADS  have  a  long  history  of  collaboration  and  are  currently partners  in  a  number  of  important  projects,  including  the  Eurofighter  and  MBDA joint   ventures.    The    potential    combination    would    create    a    world    class international  aerospace,  defence  and  security  group  with  substantial  centres  of manufacturing  and  technology  excellence  in  France,  Germany,  Spain,  the  UK and  the  USA.

BAE    Systems    and    EADS    operate    highly    secure    and   sensitive    defence businesses  in the  USA,  the  UK,  France,  Germany,  Spain,  Saudi  Arabia  and Australia,   amongst  other  countries.   Discussions   have  therefore  been  initiated with  a  range  of  governments  about  the  implications  of  the  potential  transaction. Under  the transaction  structure  being  discussed  between  the parties,  BAE Systems  and  EADS  envisage  that  certain  of their  defence  activities  would  be ringfenced  with  governance  arrangements  appropriate  to their  strategic  and national  security  importance,   particularly  in  the  USA,  given  the  importance  of that  market  to  the  enlarged  group.  In  addition,  subject  to  receiving  appropriate shareholder  approvals,  the  parties  envisage  issuing  special  shares  in BAE Systems  and  EADS  to each  of  the  French,  German  and  UK  governments  to replace  the  existing  UK  government  share  in  BAE  Systems  and  the  stakeholder concert  party  arrangements  in  EADS.

BAE  Systems  and  EADS  believe  that  the  potential  combination  of their  two businesses  offers  the prospect  of  significant  benefits  for  customers  and shareholders  of  both  companies.  These  benefits  include  cost  savings,  such  as from  procurement  and  sourcing  efficiencies  available  to the  enlarged  group,  and substantial  new  business  opportunities.

BAE  Systems  and  EADS  have  historically  had  different  dividend  policies  with BAE  Systems  paying  a  higher  proportion  of  its  earnings  in  dividends.   To  better align  the  parties’   payout   ratios,   should   the  transaction   proceed,   it  has  been agreed  that  EADS  would  pay  £200m  to  its  shareholders   prior  to  completion. BAE  Systems  and  EADS’s  normal  dividend  payments  in  respect  of  2012  would be unaffected.   In respect  of  2013,  assuming  that  the  combined  earnings  are broadly   in   line   with   current   expectations,   it   is  envisaged   that   the   combined group  would  declare  dividends  such  that  BAE Systems  shareholders  would receive  an  equivalent  amount  to  that  declared  in  respect  of  2012.    This  would represent   a   material   increase   for   EADS   shareholders   by   comparison   with current  market  expectations.    The  dividend  policy  for  2014  and  beyond  would be a  matter  for  the  board  of  the  combined  group,  which  is  expected  to  balance the  importance  of  dividends  to shareholders  with  the  combined  group’s  future earnings  potential,  investment  requirements  and  continuing  need  for a strong balance  sheet.

Any  agreement  on  the  terms  of  a  potential  combination  will  require  approval  by the  boards  of  EADS  and  BAE  Systems.  Prior  to  any  such  agreement,  EADS  will inform  the  relevant  bodies  representing  the  interests  of  its employees  in accordance  with  applicable  laws  and  regulations.  If, after  completion  of  the processes    described    above,    EADS    and    BAE    Systems    reach    definitive agreement  on the  terms  of  any combination,  completion  would  be subject  to, amongst  other  things,  a  number  of  governmental  and  regulatory  approvals,  the approval  of  ordinary  shareholders  of  both  BAE  Systems  and  EADS  and  certain conditions  that  are  customary  for  a  transaction  governed  by  the  City  Code  on Takeovers   and   Mergers   (the   Code).   There   can   be   no   certainty   that   the discussions  will  ultimately  lead  to  a  transaction.

In accordance  with  Rule  2.4(c)  of  the  Code,  both  parties  or  EADS  are/is  now required,  by  no  later  than  5:00  p.m.  London  time  on  10  October  2012,  to  either announce  a  transaction  in  accordance  with  Rule  2.7  of  the  Code  or  announce that  they  or  EADS  no  longer  intend  to  pursue  a  transaction,  in  which  case  the announcement  will  be  treated  as  a statement  to  which  Rule  2.8  of  the  Code applies.  The  deadline  can  be  extended  with  the consent  of  the Panel  in accordance  with  Rule  2.6(c)  of  the  Code.

BAE  Systems  confirms  its  intention  to  request  an  extension  to the  deadline  from the  Panel  if  it  and  EADS  are  still  in  discussions  at  that  time.

Although  no  revision  is  expected,  for the  purposes  of  2.5  (a) of the  Code,  EADS reserves  the  right  to  amend  or  adjust  the  terms  of  the  possible  transaction  i)  in the  event  of  the  announcement  of  a competing  transaction  or  of  a  possible competing  transaction  involving  BAE  Systems  or  ii)  with  the  recommendation  of the  board  of  BAE  Systems.

A further  announcement  will  be  made  as  appropriate.

Enquiries:

BAE  Systems  plc

For  Investors:

Andrew  Wrathall,  Head  of  Investor  Relations                                   Tel:  +44  (0)  1252  383  455

For  Media:

Charlotte  Lambkin,  Group  Communications  Director                       Tel:  +44  (0)  1252  383  836

John  Suttle,  Senior  Vice  President,  Communications                      Tel:  +1  (703)  344  8508

EADS  N.V.

Rainer  Ohler,  Head  of  Group  Communications                                Tel:  +33  (0)5  81  91  81  38

Martin  Agüera,  Interim  Head  of  Media  Relations                              Tel:  +49  (0)89  607  34735

Matthieu  Duvelleroy,  Media  Relations  France                                  Tel:  +33  (0)1  42  24  24  25

In  accordance  with  Rule  2.10  of  the  Code,  BAE  Systems  confirms  that,  excluding  338,287,732 ordinary   shares   of  2.5   pence   each   held   in  treasury,   it  has   in  issue   3,249,306,302   ordinary shares  of  2.5  pence  each.  The  ISIN  for  the  ordinary  shares  is  GB0002634946.

A  copy    of   this   announcement    will   be   made    available    on   BAE    Systems’s    website    at www.baesystems.com    and  EADS’s  website  at    www.eads.com.

This  announcement  is  made  with  the  approval  of  EADS.

Disclosure  requirements  of  the  Code

As dual  listed  company  structures  are  subject  to  the  Takeover  Code,  BAE  Systems  plc  will  now enter  an  offer  period  as  defined  by  the  Takeover   Code.  Under  Rule  8.3(a)  of  the  Code,  any person  who  is  interested  in  1%  or  more  of  any  class  of  relevant  securities  of  BAE  Systems  or  of EADS   must   make  an  Opening   Position   Disclosure   following   the  commencement   of  the  offer period.  An  Opening  Position  Disclosure  must  contain  details  of  the  person’s  interests  and  short positions  in,  and  rights  to  subscribe  for,  any  relevant  securities  of  each  of  BAE  Systems  and EADS.  An  Opening  Position  Disclosure  by  a  person  to  whom  Rule  8.3(a)  applies  must  be  made by  no  later  than  3.30  pm  (London  time)  on  the  10th  business  day  following  the  commencement of  the  offer  period.  Relevant   persons   who  deal  in  the  relevant   securities   of  BAE  Systems   or EADS  prior  to  the  deadline  for  making  an  Opening   Position  Disclosure   must  instead  make  a Dealing  Disclosure.

Under  Rule  8.3(b)  of  the  Code,  any  person  who  is,  or  becomes,  interested  in  1%  or  more  of  any class  of  relevant  securities   of  BAE  Systems  or  EADS  must  make  a  Dealing  Disclosure   if  the person  deals  in  any  relevant  securities  of  BAE  Systems  or  EADS.  A  Dealing  Disclosure  must contain  details  of  the  dealing  concerned  and  of  the  person’s  interests  and  short  positions  in,  and rights  to  subscribe  for,  any  relevant  securities  of  each  of  BAE  Systems  and  EADS,  save  to  the extent  that  these  details  have  previously  been  disclosed  under  Rule  8.  A  Dealing  Disclosure  by a person  to  whom  Rule  8.3(b)  applies  must  be  made  by  no  later  than  3.30  pm  (London  time)  on the  business  day  following  the  date  of  the  relevant  dealing.

If  two  or  more  persons  act  together  pursuant  to  an  agreement  or  understanding,  whether  formal or  informal,   to  acquire  or  control  an  interest  in  relevant  securities  of  BAE  Systems  or  EADS, they  will  be  deemed  to  be  a  single  person  for  the  purpose  of  Rule  8.3.

Opening  Position  Disclosures  must  also  be made  by BAE  Systems  and  EADS  and  Dealing Disclosures  must  also  be  made  by  BAE  Systems,  EADS  and  by  any  persons  acting  in  concert with  any  of  them  (see  Rules  8.1,  8.2  and  8.4).

Details  of  the  offeree  and  offeror  companies   in  respect  of  whose  relevant   securities   Opening Position   Disclosures   and  Dealing   Disclosures   must  be  made  can  be  found  in  the  Disclosure Table  on  the  Takeover  Panel’s  website  at  www.thetakeoverpanel.org.uk,  including  details  of  the number   of   relevant   securities   in   issue,   when   the   offer   period   commenced   and   when   any offeror   was   first   identified.   You   should   contact   the   Panel’s   Market   Surveillance    Unit   on

+44   (0)20   7638   0129   if  you   are   in  any  doubt   as  to  whether   you   are   required   to  make   an

Opening  Position  Disclosure  or  a  Dealing  Disclosure.

Notice  to  US  Investors

This  announcement   does  not  constitute   an  offer  for  sale  of  any  securities   or  an  offer  or  an invitation  to  purchase  any  such  securities  in  the  United  States.  The  securities  referred  to  herein may  not  be  offered  or  sold  in  the  United  States  absent  registration  under  the  US  Securities  Act of  1933,  as  amended  (the  “Securities  Act”)  or  another  exemption  from,  or  in  a  transaction  not subject  to,  the  registration  requirements  of  the  Securities  Act.  Any  public  offering  of  securities  to be  made  in  the  United  States  will  be  made  by means  of  a  prospectus  satisfying  applicable requirements   that  may  be  obtained  from  EADS  or  BAE  Systems,  as  applicable,   and  that  will contain  detailed  information  about  EADS  and  BAE  Systems  and  their  respective  management,

as   well   as   financial   statements.   To   the   extent   an   exemption   from   registration   under   the Securities   Act  is  not  available  for  any  offering  of  securities   by  either  EADS  or  BAE  Systems, such  offering  will  be  registered   under  the  Securities   Act.  If  and  when  the  parties  enter  into  a definitive  agreement,  transaction  documents  will  be  made  available  to  EADS  and  BAE  Systems shareholders  by  EADS  and  BAE  Systems  and,  if  required,  will  either  be  furnished  to  or  filed  with the  SEC.  Holders  of  BAE  Systems  securities  or  of  EADS  securities  who  are  US  persons  or  who are  located  in  the  United  States  are  urged  to read  such  documents  if  and  when  they  become available  before  they  make  any  decision  with  respect  to  any  combination  transaction.  If such documents  are  furnished  or  filed  with  the  SEC,  they  will  be  available  free  of  charge  at  the  SEC's web  site  at  www.sec.gov.  Nothing  in  this  document  shall  be  deemed  an  acknowledgement   that any  SEC  filing  is  required   or  that  an  offer  requiring  registration   under  the  Securities   Act  may ever  occur  in  connection  with  the  possible  business  combination  transaction  described  herein.

UK  Listing  Authority  (UKLA)

The  proposed  transaction,  if  completed,  would  be  classified  as  a  reverse  takeover  of  EADS  by BAE  Systems  under  the  Listing  Rules  of  the  UKLA,  and  an  application  would  therefore  need  to be  made  in  due  course  to  the  UKLA  and  the  London  Stock  Exchange  for  the  Ordinary  Shares  of the  BAE  Systems   head  of  the  dual  listed  company   to  be  admitted   to  the  Official  List  and  to trading  on  the  London  Stock  Exchange  respectively.  The  eligibility  of the  combined  group  for admission  to  the  Official  List  has  not  yet  been  agreed  with  the  UKLA  and  discussions  with  the UKLA  regarding  eligibility  will  commence  in  due  course.

Shareholders  are  referred  to regulatory  information  that  EADS  publishes  via www.eads.com/eads/int/en/investor-relations/investor-news.html

Other  jurisdictions

This  announcement   does  not  constitute   an  offer  for  sale  of  any  securities   or  an  offer  or  an invitation  to  purchase  any  such  securities  in  any  other  jurisdictions.

No  profit  forecasts

No  statement  in  this  announcement  is intended  as  a  profit  forecast  and  no  statement  in  this announcement   should  be  interpreted  to  mean  that  earnings  per  BAE  Systems  or  EADS  shares for   the   current   or   future   financial   years   would   necessarily   match   or   exceed   the   historical published  earnings  per  BAE  Systems  or  EADS  share.